

March 15, 2011

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Industrial REIT, Inc.
3 San Joaquin Plaza
Suite 160
Newport Beach, CA 92660

> **Re:** **O'Donnell Strategic Industrial REIT, Inc.**
> **(f/k/a O'Donnell Strategic Gateway REIT, Inc.)**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 25, 2011**
> **File No. 333-170173**

Dear Mr. O'Donnell:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Use of Proceeds, page 50

1. We note your response to comment 6 of our letter dated January 27, 2011. Please add a footnote to clarify that acquisition fees and expenses are based on the amount available for investment.

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Industrial REIT, Inc.
March 15, 2011
Page 2

Management, page 71

Directors and Executive Officers, page 73

2.   We note that Douglas O'Donnell signed the registration statement as the principal executive officer, principal financial officer and principal accounting officer. Please clarify which executive officer positions Douglas O'Donnell currently holds.

3.   For each director, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If a director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K.

4.   For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K.

Compensation of Executive Officers and Directors, page 76

5.   We note that John O'Donnell and Arthur Hill are employees of your advisor. Please clarify whether they will be paid compensation for serving as your directors in addition to the compensation they will be paid for serving as officers of your advisor.

Our Sponsor, page 95

6.   We note your response to comment 14 of our letter dated January 27, 2011. Please revise to clarify that these investments that experienced adverse business developments are included in the table on page 96.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)